OPPENHEIMER RISING DIVIDENDS FUND, INC. (FKA OPPENHEIMER QUEST VALUE FUND, INC.) Period Ending 10-31-07
Exhibit 77D1


                       OPPENHEIMER QUEST VALUE FUND, INC.
                        Supplement dated July 3, 2007
                 to the Prospectus dated February 28, 2007

This supplement amends the Prospectus of Oppenheimer Quest Value Fund, Inc. (the "Fund") dated February 28, 2007 and replaces the Prospectus supplement dated February 28, 2007. The Prospectus is amended as follows:

1. The following paragraph is added to the Prospectus:

    At a meeting of shareholders of the Fund held on June 29, 2007, the shareholders approved a change of the Fund's investment objective to "the Fund seeks total return." When this change is implemented on August 1, 2007, it will enable the Fund to shift to a dividend growth investment strategy. In order to seek a growing income stream, price appreciation and a degree of downside protection, the Fund's portfolio managers will focus on high quality companies with solid financials and reasonable valuations that currently pay dividends or are expected to begin paying dividends in the future, with a particular emphasis on companies that are expected to grow their dividends over time. The portfolio managers will use a structured investment process that combines "top-down macro economic analysis" and "bottom-up fundamental research." Under normal market conditions, the Fund will invest at least 80% of its net assets in securities of companies that the portfolio managers expect to experience dividend growth, including companies that currently pay dividends and are expected to increase them, and companies that do not currently pay dividends but are expected to begin paying them in the near future.

2. As of August 1, 2007, the Fund will change its name to "Oppenheimer Rising Dividends Fund, Inc."

3. Effective August 1, 2007, the section "How the Fund Is Managed" beginning on page 13 will be deleted in its entirety and replaced by the following:

    HOW THE FUND IS MANAGED

    THE MANAGER. The Manager chooses the Fund's investments and handles its day-to-day business. The Manager carries out its duties, subject to the policies established by the Fund's Board of Directors, under an investment advisory agreement that states the Manager's responsibilities. The agreement sets the fees the Fund pays to the Manager and describes the expenses that the Fund is responsible to pay to conduct its business.

             The Manager has been an investment adviser since 1960. The Manager and its subsidiaries and controlled affiliates managed more than $245 billion in assets as of March 31, 2007, including other Oppenheimer funds with more than 6 million shareholder accounts. The Manager is located at Two World Financial Center, 225 Liberty Street, 11th Floor, New York, New York 10281-1008.

    ADVISORY FEES. Under the investment advisory agreement, the Fund pays the Manager an advisory fee, calculated on the daily net assets of the Fund, at an annual rate that declines on additional assets as the Fund grows. Effective August 1, 2007 the advisory fee rate is: 0.65% of the first $800 million of average annual net assets of the Fund, 0.60% of the next $700 million, 0.58% of the next $1 billion, and 0.56% of average annual net assets in excess of $2.5 billion. The Fund's advisory fee for the period ended October 31, 2006, based on the Fund's former advisory fee schedule, was 0.72% of average annual net assets.

    A discussion regarding the basis for the Board of Directors' approval of the Fund's investment advisory contract is available in the Fund's Semi-Annual Report to shareholders for the six-month period ended April 30, 2007.

    PORTFOLIO MANAGERS. The Fund's portfolio is managed by Neil M. McCarthy and
        Joseph R. Higgins who are primarily responsible for the day-to-day management of the Fund's investments.

        Mr. McCarthy has been a portfolio manager of the Fund since July
        16, 2007. He has been the leader of the Manager's Growth Team since June, 2007 and a Vice President of the Manager and Chairman and Chief Investment Officer of OFI Institutional Asset Management's Growth Equity Team's Investment Policy and Strategy Committee since September 2003. Prior to joining the Manager in 2003, he was the Chief Executive Officer and Chief Investment Officer of Windham Capital Management, a firm he co-founded in 1988. Mr. McCarthy is a portfolio manager of other portfolios in the OppenheimerFunds complex.

        Mr. Higgins has been a portfolio manager of the Fund since July
        16, 2007. He has been Vice President of the Manager and a member of OFI Institutional Asset Management's Growth Equity Team's Investment Policy and Strategy Committee since May 2004. Prior to joining the Manager, Mr. Higgins was a Vice President of Swiss Re Asset Management from 1991 to 2003, an Assistant Vice President from 1988 to 1991 and a co-portfolio manager from 1993 to 2003 He is a portfolio manager of other portfolios in the OppenheimerFunds complex.

4. Effective March 31, 2008, the Fund will make dividend payments quarterly rather than annually.



July 3, 2007                                                     PS0225.032